[SRZ LETTERHEAD]

November 8, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505
Attention:  Larry L. Greene

Re:	Gottex Multi-Alternatives Fund -- II (formerly, Gottex Multi-Alternatives Fund -- Class II) Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-166620, 811-22414)

Dear Mr. Greene:

On behalf of Gottex Multi-Alternatives Fund -- II (formerly, Gottex Multi-Alternatives Fund -- Class II) (the "Fund"), we are hereby filing Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 ("Registration Statement") pursuant to the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended.  As you may recall, we filed letters via EDGAR on July 16, 2010 and August 6, 2010 (the "Letters"), responding to your comments on the Registration Statement.  In connection with the Letters we provided revised pages from the Registration Statement as Appendix A to the Letters, which revisions have all been incorporated in the Amendment.  The Fund believes that the Letters, together with changes being made in the Amendment, are fully responsive to all of the Staff's comments.

We have also attached a request for accelerated effectiveness pursuant to Rule 461 under the Securities Act of 1933, as amended, executed by duly authorized officers of the Fund and its underwriter.  It is requested that the effectiveness of the Fund's Registration Statement be accelerated to November 9, 2010 or as soon as practicable thereafter.

Please call me at 212-756-2131 with any comments on the Amendment or if you have any questions regarding this filing.  Thank you for your assistance regarding this matter.

Very truly yours,

By:	/s/ George M. Silfen
George M. Silfen